SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              Dated December 24, 2003

                            REGISTRATION NO. 333-102931

                                  PENN BIOTECH INC.
                              ------------------------


 16th Floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8
                             Telephone: 604-683-0082

                                 [GRAPHIC  OMITTED]

                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PENN BIOTECH INC.


Date: December 24, 2003                                      By: /s/ Jai Woo Lee
                                                               Name: Jai Woo Lee
                                                                Title: President

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EXHIBIT INDEX

1.   Information Release

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EXHIBIT 1


                              Information Release

Penn Biotech Announces New Technology License Agreement
&
Issuance of Restricted Common Shares


Vancouver, B.C. The Directors of Penn Biotech Inc. (the "Company")(OTCBB: PBOTF) are pleased to announce that PBI has acquired the technologies of Traffic ITS Co., Ltd. (the "Technology"), a Korean company trading on the KOSDAQ (Korea Securities Dealers Automated Quotation) market, through a license agreement on December 22, 2003 (the "Agreement"). The Company has acquired the Technology, the patented and non-patented technologies of Traffic ITS Co., Ltd. with regard to general traffic control system, intelligent transport system technologies and road maintenance, in exchange for two million (2,000,000) restricted shares of Penn Biotech Inc., subject to specific performance parameters by Traffic ITS.

As a result of the Agreement, the Company has the right to manufacture, install and sell the products that are manufactured using the Technology and to implement the system developed by Traffic ITS Co., Ltd. in Asia, EU and the North America.

The directors also announce that they have authorized the issuance of additional 4,273,324 million restricted shares of common stock, of which 3,704,093 shares were issued to acquire capital equipment for use in the company's proprietary seed potato production operations and 569,231 shares were issued in settlement of outstanding accounts payable.


For further information please contact:

Sindy Oh
Project Manager
Tel.: 604-683-0082


Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties which may cause the Company's actual results in future periods to differ materially from those expressed. These uncertainties and risks include changing consumer preferences, lack of success of new products, loss of the Company's customers, competition and other factors discussed from time to time in the Company's filings with the Securities & Exchange Commission. No securities regulatory authority has approved or disapproved of this news release.

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                                 END OF FILING